SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                      Gleason Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           377339106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 13, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 239,000 shares, which constitutes approximately 4.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,168,833 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 102,975(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 102,975(1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     102,975

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.0%


14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 102,975 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 102,975 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     102,975 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.0%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacities as sole trustee and as one of two trustors of the Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     102,975 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.0%


14.  Type of Reporting Person: IN

- ------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 102,975
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 102,975
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     102,975

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.0%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     James C. Garnett

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,000
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 32,050(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 32,050 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     32,050

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.6%

14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 32,050(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 32,050 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     32,050 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.6%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 10, 1993, as amended by Amendment No. 1 dated September 3, 1993, Amendment No. 2 dated November 8, 1993, Amendment No. 3 dated November 19, 1993, Amendment No. 4, dated March 31, 1995 and by Amendment No. 5, dated May 16, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Gleason Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     BMT            Trust Funds (1)          $1,830,018.32 (2)

     PRB            Not Applicable           Not Applicable

     NLB            Not Applicable           Not Applicable

     LMB            Personal Funds (3)       $1,830,018.32 (4)

     JCG            Personal Funds (3)       $   14,205.35

     SRBMT          Trust Funds (1)          $  844,557.20 (5)

     SRB            Not Applicable           Not Applicable

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent BMT's net investment in shares of the Stock. BMT's net investment in shares of the Stock is $886,542.72.

     (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) This figure represents the total amount expended by LMB for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent LMB's net investment in shares of the Stock. LMB's net investment in shares of the Stock is $886,542.72.

     (5) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent SRBMT's net investment in shares of the Stock. SRBMT's net investment in shares of the Stock is $552,919.72.

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 hereby are amended and restated in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 102,975, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 102,975 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 102,975 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 102,975, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     JCG

     The aggregate number of shares of the Stock that JCG owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,050, which constitutes 0.6% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a Trustee and sole Trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,050 shares of the Stock, which constitutes 0.6% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 102,975 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 102,975 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 102,975 shares of the Stock.

     JCG

     JCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

     SRBMT

     Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,050 shares of the Stock.

     SRB

     Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,050 shares of the Stock.

     (c) Since the most recent filing on Schedule 13D, the following Reporting Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                   NO. OF SHARES    PRICE PER
PERSON         DATE         SOLD              SHARE
LMB            05-19-95       2,150          $23.19
BMT            05-19-95       2,150           23.19
SRBMT          05-19-95         700           23.19
LMB            05-22-95       2,350           23.67
BMT            05-22-95       2,350           23.67
SRBMT          05-22-95         700           23.67
LMB            06-02-95      11,900           20.57
BMT            06-02-95      11,900           20.57
SRBMT          06-02-95       3,700           20.57
LMB            06-08-95       5,200           20.44
BMT            06-08-95       5,200           20.44
SRBMT          06-08-95       1,600           20.44
LMB            06-13-95      21,625           22.23
BMT            06-13-95      21,625           22.23
SRBMT          06-13-95       6,750           22.23

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock since the most recent filing on Schedule 13D.

     (d)

     No material change.

     (e)

     Paragraph (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

     On June 13, 1995, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 14, 1995


                              /s/ Mark L. Hart, Jr.
                              Mark L. Hart, Jr., Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   SID R. BASS MANAGEMENT TRUST (5)
                                   SID R. BASS (6)



                              /s/ Kevin G. Levy
                              Kevin G. Levy, Attorney-in-Fact for:

                                   JAMES C. GARNETT (7)

(1) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of James C. Garnett previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                  Description
- -------                  -----------

99.1                 Agreement pursuant to Rule
                     13d-1(f)(1)(iii), filed herewith